Filed by Google Inc.

Pursuant to Rule 163 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-140828

The following article regarding Google’s Transferable Stock Option program was published on December 12, 2006 by Barron’s. Google does not endorse any of the opinions expressed in this article (other than any opinion expressed by any representative of Google which is expressly quoted and attributed to such representative in the article) regarding the Transferable Stock Option program or any other issues discussed in this article and does not make any representations as to the accuracy of such opinions.

Barron’s

Eric Savitz

December 12, 2006

Google Creates Program To Let Employees Sell Their Vested Stock Options

Google (GOOG) has come up with a revolutionary new feature for employee stock options: letting you sell them.

The company’s new Transferable Stock Option plan, which will launch in late April 2007, will allow Google employees to sell their vested stock options to financial investors via an auction system to be managed by Morgan Stanley. Smith Barney will serve as the options administrator. Google says that it is working with multiple financial institutions to participate as bidders in the auction; participation in the program will be at Google’s sole discretion. (No specific participants have been named so far, and Morgan Stanley declined to comment on who else might be involved.)

The first-of-its-kind program, which will be available to all Google employees other than a small number of executives, will include all unexercised options issued since the company came public. (But not pre-IPO options.) Google typically issues its employees 10-year options with a four-year vesting schedule; there is a one-year “cliff” period before the first tranche become vested; the remaining options vest ratably each month. Under the TSO program, employees who formerly had two choices - hold the options, or exercise them - will now have another alternative - sell the vested options to a financial institution via auction.

As Google executives explained in an embargoed briefing earlier today, making the options transferable has significant advantages for both the company and the employees. Primarily, it is a way for Googlers to cash in on the time-value of the options - at least in part. To get the idea, think about the case of an option now trading at the money, in line with the current market price. While exercising that option would result in no profit, it would still have value to someone holding it, depending on the lifespan of the option. Ergo, two-year at-the-money call options now trading in the public options market have considerable value, in the range of $100-$120, by Google’s estimate. Indeed, this program actually offers a way to profit from out-of-the-money options, thought the further out of the money, the less value to a potential buyer.

Google believes making the options transferable will provide a way to show new employees - who get options with a strike price at the current market - that their options actually have considerable value, something they could not quite see with a traditional options plan. “It makes options valuation more transparent,” says Dave Rolefson, equity and executive compensation manager at Google. “Each option is easily valued right from the first day it is granted…We’re trying to make equity compensation as fair as we can.”

They also think it will be useful for retaining existing employees. In fact, Google employees will have the ability to go on the Web at any time and see the theoretical value of their options, by looking at current bid prices for options with comparable strike prices.

They’ll

be able to see the theoretical value not only of options that that have vested, but also those options that have not vested. (You will not be able to transfer unvested options.) The program will be available during market hours in any non-blackout period -the company bars employee trading near earnings announcements or the release of other material information. Trading would be possible about five months out of the year, according to Google. Pricing information will be available even in period in which trading would not be permitted. Once an employee leaves Google, eligibility to transfer their options is terminated.

Under the plan, once an institution buys an employee option, it immediately changes from a 10-year option to a two-year option. (Unless the remaining life of the option is less than two years.) That feature is designed as a penalty for the option holders, forcing them to choose between reaping the full time-value of the option by simply keeping it, or to reap a smaller, surer gain by selling it sooner. Institutions that buy options in the TSO program would not be able to re-sell them; options with less than six months remaining won’t be eligible for transfer. Google expects they would generally be held until the exercise date.

The program will have an impact on Google’s accountring for employee stock options. For starters, with the initiation of the program, the company will need to recalculate the costs of previously issues options to reflect current market prices; that will result in an additional charge as yet not disclosed. Also, the company will incure a greater cost for new options, largely due to the longer-expected life of the options that figures into the Black-Scholes options valuation calculation. Options with a longer life are worth more; the company now assumes about a four-year life for its options. With the TSO plan, the company will increase the expected life to six years; that increases the accounting hit Google needs to take for any options issued. At last count, the company has about 6.6 million unexercised employee stock options outstanding.

Google adds the full two years to the options expected life in the Black-Scholes model in part because you would mathematically conclude that employees will be better off financially selling their options rather than exercising and selling the stock; that is obvious for at the money and out of the money options; but it is true as well for in the money options. (Actually, it might not be true for options deep in the money (or deep out of the money) with a short remaining life span, where the time element has little value.)

Google did not quantify the earnings impact of the program, but said it would provide some detail on that question in the first quarter.

Dave Sobota, senior corporate counsel at Google, says the company has had “extensive discussions with the SEC” on the new program, and at this point can proceed “with no further approvals required.” The company does have to file an S-3 registration form to include the new transferability features of its options. The company said the new program, which has been under discussion since early 2005, is not in response to any accounting changes, the recent stock-option backdating scandal or any other external driver. The idea apprently cropped up from a question co-founder Sergey Brin asked at a meeting to discuss whether the company should move from an employee stock option program or switch to a plan using restricted stock units. (They now use both.)

Both Microsoft (MSFT) and Comcast (CMCSA) have provided one-time programs allowing the transfer of employee stock options; but no one has tried doing this before. If it works, you can imagine employees at many companies requesting similar treatment; whether companies will be willing to suffer the additional options expense that the plan requires remains to be seen. (In partiuclar, their could be pressure on companies with whom Google competes for employees - Microsoft, say, or Yahoo (YHOO), or Apple (AAPL).) Google thinks this will make its options issuance “more efficient,” which suggests that over time they could provide fewer options, since the individual options effectively have more value - although the company says the intent of the program is not to reduce stock options issuance. Neither do they plan to stop issuing restricted stock units.

As for whether Morgan Stanley might extend the program to shares of other companies, Google said to ask Morgan Stanley…but they are referring all calls on the issue to Google. So the answer is probably, not yet, but maybe eventually.

Nell Minow, a corporate governance guru who founded The Corporate Library, was briefed on the Google program. Minow says she finds it to be a “exactly what you would expect from Google…a thoughful and elegant solution, which is innovative and does no harm.” She’s just not sure the problem they’re solving really is all that much of a problem. “They have an unusual situation. Their stock increased in value very, very quickly. So it’s hard to make this year’s grant as enthusiasm-provoking as last year’s. On the other hand, what I care about in an options program is the principle of variability - that your actions determine how much you make, and not the actions of the CEO or the CFO. I like to see division-specific and individual-specific goals detmerine the amount of options granted.” According to Minow, Google contends they already do that.

Minow isn’t convinced that other companies are going to flock to this idea. “It’s most compelling for companies in this unusual situation with extraordinary stock price performance over a short period of time,” she says. “My guess is people will adopt a wait-and-see policy. It’s a fabulous experiment.”

Google has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Google and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Google will arrange to send you the prospectus if you request it by calling toll-free 1-866-468-4664 or sending an e-mail to investors@google.com.